FIRST CORPORATION

254 – 16 MIDLAKE BOULEVARD

CALGARY, AB T2X 2X7

403.461.7283  fax 403.256.3302

January 9, 2007

United States Securities and Exchange Commission

Washington, DC 20549

Mail Stop 3561

Attention: Ms. Susann Reilly

     Mr. Raj Rajan

     Mr. John Reynolds

Lady and Gentlemen:

We notice that we have had several examiners in the past, each one making comments on our SB2 Filings.  For all of their information we would like to clarify some pertinent facts about the natural resource exploration business and in particular, the exploration of mining claims.

In every set of comments we have been requested to make clear and defined disclosure regarding Phase two of our projected exploration program.  Our quandary is that all of the examiners have asked us to answer details in regard to Phase two. While we can outline, in our disclosure, a hypothetical set of parameters for Phase two, such disclosures would be uncertain and may be misleading in that such disclosures would need to be based on one of numerous assumed factors, any of which would modify the same parameters.

In the mining industry, each phase of a program of an exploration program is dictated and decisions made by management on the following basis: recommendation(s) by the consulting geologist and the availability of funds to institute those recommendations should the costs projected exceed funds on hand.  In Phase one, we need to generate geological report summarizing results and outlining next phase of exploration.  Our plan is to complete the first phase (Phase 1) of our exploration program in order to confirm historical reports about our claims. If Phase one is successful, we will proceed with a second phase (Phase 2) which will include further excavation, drilling and engineering studies before we will know if our claims are commercially viable. The size and scope of Phase two depending on the recommendation(s) of our consultants and the availability of funding to proceed.

To commit specifically to potential investors as to the expenditure of their funds on a future development of which we have no specific knowledge may be materially misleading. Once Phase two commences, we would disclose the extent of excavation, drilling and engineering studies needed in Phase two or the lack of viability of proceeding with Phase two.

We have been going back and forth for over two years with this issue as the primary disclosure issue.  You have requested “Provide clear disclosure as to those circumstances that would result in a change in the allocation of the proceeds to phase two and clearly state how the allocation would change.”  We would appreciate clarification as to how to disclosure a change in an allocation that cannot be ascertained at this time.

We would respectfully request that your answer would simplify Amendment #8 which is ready to file pending your guidance.

Yours truly

First Corporation

/s/Todd Larsen, President

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